04019592

AA
8-17-04

CM 8/17

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SEC FILE NUMBER
8- 23084

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

George Weiss Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street
(No. and Street)

Hartford (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George A. Weiss (860) 240-8900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum Shapiro,& Company, P.C.
(Name — If individual, state last, first, middle name)

29 South Main Street P.O. Box 272000 West Hartford, Connecticut 06127-2000
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George A. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George Weiss Associates, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

CONSTANCE L. BOUCHARD
NOTARY PUBLIC
MY COMMISSION EXPIRES 4/30/06

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE WEISS ASSOCIATES, INC.

DECEMBER 31, 2003

GEORGE WEISS ASSOCIATES, INC.

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000

Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

We have audited the accompanying consolidated statements of financial condition of George Weiss Associates, Inc., as of December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of George Weiss Associates, Inc., as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 20, 2004

GEORGE WEISS ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 376,676	$ 485,440
Certificate of deposit	80,000	80,000
Receivable from brokers	10,961,129	10,775,989
Due from related entities	5,146	-
Investment in related entity	16,856,245	13,358,329
Federal income taxes refundable	-	435,488
Prepaid expenses	257,392	302,070
Membership in exchange	13,500	21,500
Property and equipment, net	4,118,558	4,693,406
Other assets	290,054	353,677
Deferred income taxes	4,106,033	1,988,075
Total Assets	$ 37,064,733	$ 32,493,974
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Deferred income taxes	$ 5,790,736	$ 2,687,411
Due to related entities	1,325,572	452,756
Accrued expenses and other liabilities	8,756,794	9,172,322
Total liabilities	15,873,102	12,312,489
Stockholder's Equity		
Common stock ($1 par value) 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	5,000	5,000
Retained earnings	21,185,631	20,175,485
Total stockholder's equity	21,191,631	20,181,485
Total Liabilities and Stockholder's Equity	$ 37,064,733	$ 32,493,974

The accompanying notes are an integral part of the consolidated financial statements

Note 1 - **Summary of Significant Accounting Policies:**

Organization - The consolidated financial statements include the accounts George Weiss Associates, Inc., and its subsidiary. All significant intercompany transactions have been eliminated.

Nature of Operations - The Company is engaged in a single line of business as a securities broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities.

Investment services are performed for related entities. These investment services consist of buying and selling stock, securities, options and similar financial products. Also, the Company provides financial research analysis and information services dealing with industry conditions or developments in money and capital markets.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less. The Company invests in money market accounts that are considered to be cash equivalents. At December 31, 2003 and 2002, the balance in the money market account was $341,862 and $396,397, respectively.

Investment in Related Entity - The investment in Weiss Family Interests LLC is accounted for using the equity method.

Membership in Exchange - Membership in exchange was carried at $13,500 (cost of $49,003) at December 31, 2003 and $21,500 (cost of $49,003) at December 31, 2002, which represents the market value of the membership.

Property and Equipment - Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which are 5 to 10 years for furniture and fixtures and vehicles and equipment, 3 years for software and up to 11 years for leasehold improvements.

Balances of major classes of assets and accumulated depreciation and amortization for the years ended December 31, 2003 and 2002, are as follows:

	2003	2002
Furniture and fixtures	$ 4,797,183	$ 4,633,105
Vehicles and equipment	120,797	120,797
Software	352,461	316,436
Leasehold improvements	2,430,711	2,419,664
	7,701,152	7,490,002
Less accumulated depreciation and amortization	3,582,594	2,796,596
Net Property and Equipment	$ 4,118,558	$ 4,693,406

Depreciation and amortization expense was $1,086,152 for 2003 and $1,048,257 for 2002.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes. The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. These differences relate primarily to different depreciation methods being used for financial reporting and income tax purposes, the recognition of unrealized appreciation of investments and the benefit of net operating loss and tax credit carryovers.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Note 2 - **Profit-Sharing Plan:**

The Company sponsors a profit-sharing plan covering substantially all of its employees. Employer contributions are discretionary. Profit-sharing cost totaled $1,379,963 and $950,898 in 2003 and 2002, respectively.

Note 3 - **Net Capital:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternate method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2003, the Company had net capital of $1,207,540, which was $957,540 in excess of required net capital.

Note 4 - **Income Taxes:**

The Company's deferred tax assets and liabilities consisted of the following:

	2003	2002
Deferred tax assets:		
Gross:		
Federal	$ 1,850,358	$ 351,474
State	2,451,621	1,645,759
	4,301,979	1,997,233
Valuation allowance:		
Federal	-	-
State	195,946	9,158
	195,946	9,158
Net deferred tax assets:		
Federal	1,850,358	351,474
State	2,255,675	1,636,601
Total Deferred Tax Assets	$ 4,106,033	$ 1,988,075
Deferred tax liabilities:		
Federal	$ 3,693,938	$ 1,742,172
State	2,096,798	945,239
Total Deferred Tax Liabilities	$ 5,790,736	$ 2,687,411

The components of income tax expense (benefit) were as follows:

	2003	2002
Current:		
Federal	$ (13,599)	$ (805,274)
State	27,345	99,331
Total current income tax expense (benefit)	13,746	(705,943)
Deferred:		
Federal:		
Deferred tax (benefit)	579,184	(124,527)
Adjustment for enacted changes in tax law, rates or circumstances	(126,301)	355,539
	452,883	231,012
State:		
Deferred tax (benefit)	278,511	(324,487)
Adjustment for enacted changes in tax laws, rates or circumstances	253,973	4,551
	532,484	(319,936)
Total deferred income tax expense (benefit)	985,367	(88,924)
Total Income Tax Expense (Benefit)	$ 999,113	$ (794,867)

The Company has approximately $6,575,000 and $13,650,000 of federal and various state net operating loss carryforwards, respectively, expiring between 2004 and 2023. In addition, the Company has $81,396 in charitable contribution carryovers.

The Company also has $291,449 of federal income tax credits which do not expire and $163,201 of various state income tax credits which expire between 2004 and 2008.

Note 5 - **Commitments and Contingent Liabilities:**

The Company leases various office suites with lease periods ending through 2011. The various leases contain provisions for periodic escalations. The remaining annual noncancelable rentals are as follows:

2004	$	2,374,208
2005		2,424,877
2006		2,415,512
2007		2,289,380
2008 and thereafter		6,191,615

The Company is obligated to pay an additional amount to cover operating costs. Rent expense was $2,728,739 in 2003 and $2,529,077 in 2002, including operating costs. As a condition of two of the leases, letters of credit are in place in favor of the lessors totaling $1,346,300 at December 31, 2003. Also, the Company was required to give a security deposit of $32,000 on a new lease which is included in prepaid expenses on the balance sheet at December 31, 2003.

The Company leased space as a tenant-at-will in New York, New York, through October 31, 2003, with monthly payments of $17,300. Rent expense was $146,960 and $197,900 for the years ended December 31, 2003 and 2002, respectively.

The Company subleases an office suite located at 660 Madison Avenue, New York, New York. Net rental income was $389,133 and $384,630 for the years ended December 31, 2003 and 2002, respectively. These amounts include additional sublease profits paid back to the landlord. The remaining annual noncancelable rental income is as follows:

2004	$	459,566
2005		459,566
2006		268,080

Included in other assets are deferred leasing costs of $160,448 and $137,408 at December 31, 2003 and 2002, respectively, on leases and subleases. These costs are being amortized over the lease terms on a straight-line basis. Amortization expense totaled $29,018 and$27,482 for the years ended December 31, 2003 and 2002, respectively. Accumulated amortization was $67,950 and $38,932 at December 31, 2003 and 2002, respectively.

Note 6 - **Related Party Transactions:**

The Company received commissions of $2,202,997 and $3,901,385 in 2003 and 2002, respectively, from various partnerships in which George A. Weiss, the sole stockholder of the Company, is a general partner.

The Company is an investor in Weiss Family Interests LLC, in which George A. Weiss, the sole stockholder of George Weiss Associates, Inc., has controlling interest.

The Company has entered into investment service agreements with related parties. The fees for these services, which are included in fee income, are based upon a formula of actual expenses incurred. Investment fees charged during 2003 and 2002 are as follows:

	2003	2002
George Weiss & Company LLC	$ 7,052,341	$ 24,456,092
GWA, LLC	16,495,845	-
OGI Associates, LLC	3,429	39,094
Quaker Partners, LLC	437,984	-

At December 31, 2003, $2,903 was due from George Weiss & Company LLC. At December 31, 2002, $452,684 was due to George Weiss & Company LLC. Amounts due from OGI Associates LLC totaled $288 at December 31, 2003. Amounts due to OGI Associates LLC totaled $72 at December 31, 2002.

At December 31, 2003, $1,316,742 was due to GWA, LLC.

Note 7 - **Investment in Related Entity:**

The Company owned a 15% and 12% interest in Weiss Family Interests LLC (WFI) at December 31, 2003 and 2002, respectively.

A condensed summary of the assets and liabilities of WFI and the results of its operations as of and for the years ended December 31, 2003 and 2002, follows:

	2003	2002
Total Assets	$ 113,220,764	$ 110,133,823
Members' Equity	$ 113,220,764	$ 110,133,823
Investment income (loss)	$ 10,213,500	$ (1,664,520)
Other expense	9,893	6,807
Net Income (Loss)	$ 10,203,607	$ (1,671,327)

The Company is a priority member in WFI. To the extent WFI has net income for the year, the Company will receive a cumulative priority return equal to 9.34% per annum of their unreturned capital. The Company will receive an additional 5% of the net income up to 5% of their unreturned capital after certain allocations to nonpriority members.

Income allocated from WFI was $4,897,916 and $-0-, for the years ended December 31, 2003 and 2002, respectively.

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants
29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000
Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of George Weiss Associates, Inc., for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Blum, Shapiro & Company, P.C.

February 20, 2004